FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form S-8 (No. 333-103443) of National Australia Bank Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Garry F Nolan

Date:	14 July 2004	Title:	Company Secretary

Group Corporate Affairs

National Australia

Bank Limited

ABN 12004044937

500 Bourke Street

Melbourne

Victoria  3000

ASX Announcement

Australia

Melbourne, Wednesday 14 July 2004

Trading update by the National Australia Bank

Chief Executive Officer of National Australia Bank, Mr John Stewart, today announced a trading update for the remainder of the 2004 financial year.

Cash earnings before significant items for the six months to September 30 are expected to be 10 to 15 per cent lower than the March 2004 half year result of $1.85 billion.

“It is too early to forecast for the 2005 financial year.  As I said in May it will take 12 to 24 months to get our banks really motoring and so I do not expect any real improvement in the first half of 2005,” he said.

This outlook reflects more than the impact of the recent foreign exchange losses.

Other important issues include:

•                                          In our retail bank in Australia we have forgone income and incurred expenses protecting the franchise.  This has been successful in retaining customers.

•                                          A number of short term initiatives to meet financial targets which impaired our ability to fully leverage investments.

•                                          Non-discretionary compliance driven expenditures associated with Basel II and the International Financial Reporting Standards.

“My assessment is the National’s Australian franchise requires a period of targeted attention in order to achieve sustainable growth for the future,” he said.

“There has undoubtedly been a loss of competitiveness in the National’s businesses but it is my objective to put this bank on a path of growth driven by earnings.”

The National expects to maintain its dividend at 83 cents in the second half.

For further information:

For Media contact:

Brandon Phillips	Samantha Evans

03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

For Investors contact:

Callum Davidson	Hany Messieh
Head of Group Investor Relations	Manager, Investor Relations

03 8641 4964 work	03 8641 2312 work
0411 117 984 mobile	0414 446 876 mobile

Or visit www.nabgroup.com